Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236011

PROSPECTUS SUPPLEMENT NO. 16

(to Prospectus dated March 23, 2020)

AdaptHealth Corp.

Primary Offering of

9,601,909 shares of Class A Common Stock
Issuable Upon Exercise of Warrants

Secondary Offering of

75,053,512 shares of Class A Common Stock and
4,333,333 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated March 23, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-236011). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to 9,601,909 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (A) 5,268,576 shares issuable upon the exercise of warrants that were issued in our initial public offering pursuant to the registration statement declared effective on February 15, 2018 (the “public warrants”) and (B) 4,333,333 shares issuable upon the exercise of warrants initially issued to Deerfield/RAB Ventures LLC (our “Sponsor”) in a private placement that occurred simultaneously with our initial public offering (the “private placement warrants” and collectively with the public warrants, the “warrants”), which private placement warrants have been distributed from the Sponsor to its members, and (ii) the offer and sale from time to time in one or more offerings by the selling securityholders identified in the Prospectus of up to 75,053,512 shares of our Class A Common Stock and up to 4,333,333 private placement warrants.

Our Class A Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol “AHCO”. On September 18, 2020, the closing price of our Class A Common Stock was $22.63. Our public warrants were formerly listed on Nasdaq under the symbol “AHCOW” and were suspended from trading on Nasdaq on December 6, 2019 because the public warrants did not satisfy the minimum 300 round lot holder requirement for listing, at which time the warrants became eligible to trade “over-the-counter” under the trading symbol “AHCOW”. A Form 25-NSE with respect to the public warrants was filed by Nasdaq on January 21, 2020, and the formal delisting of the public warrants became effective ten days thereafter. The private placement warrants are not listed on any exchange.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and any similar section contained in any applicable prospectus supplement to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 21, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

AdaptHealth Corp.

(Exact name of registrant as specified in its charter)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 21, 2020

Delaware	001-38399	82-3677704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 West Germantown Pike, Suite 250

Plymouth Meeting, PA

(address of principal executive offices)

19462

(zip code)

(610) 630-6357

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	AHCO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 21, 2020, AdaptHealth Corp., a Delaware corporation (the “Company”), announced that Frank Mullen, age 50, was appointed as the Company’s Chief Accounting Officer (“CAO”) effective immediately.

There were no arrangements or understandings between Mr. Mullen and any other person pursuant to which Mr. Mullen was selected as an officer. Mr. Mullen has no family relationships subject to disclosure under Item 401(d) of Regulation S-K or any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Mullen has served as the Senior Vice President and Controller of Ryder System, Inc., a leading global logistics and transportation company, since September 2017. Prior to joining Ryder System, Mr. Mullen was Chief Accounting Officer of Global Eagle Entertainment Inc. and served as Vice President and Controller at Pinnacle Foods Inc. Prior to his role at Pinnacle Foods, Mr. Mullen spent over 15 years with Aramark, where he held positions of increasing responsibility culminating in his role as Vice President and Assistant Controller. Mr. Mullen began his career in the audit and assurance practice of Arthur Andersen LLP. Mr. Mullen holds a bachelor’s degree in accounting from Villanova University and is a Certified Public Accountant.

On August 12, 2020, the Company entered into an employment agreement with Mr. Mullen (the “Employment Agreement”), that will govern the terms of his employment as the Company’s Chief Accounting Officer effective as of his start date on September 21, 2020. Pursuant to the terms of the Employment Agreement, Mr. Mullen is entitled to an annual base salary of $295,000 and is eligible for to earn annual bonuses based upon the achievement of performance targets established for the applicable year, with a target annual bonus equal to 40% of his base salary. Mr. Mullen is also entitled to a one-time relocation bonus of $70,000, which will be paid within one week of his commencement date and is subject to recoupment in the event that Mr. Mullen’s employment is terminated within one year of his commencement date. Pursuant to the Employment Agreement, Mr. Mullen will also receive an initial grant of restricted shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), equal to $300,000 divided by the volume-weighted average price of the Company’s Common Stock for the 20 days immediately prior to his commencement date, subject to vesting based on continued service over the four years following his commencement date. Commencing with the 2021 fiscal year, he will be eligible to receive annual grants of equity-based incentive compensation with a target grant value of $50,000 under the Company’s 2019 Stock Incentive Plan. Mr. Mullen will also be eligible to participate in the Company’s employee benefit programs offered to full-time employees.

Pursuant to the Employment Agreement, if Mr. Mullen’s employment is terminated by the Company without “cause” (as such term is defined in the Employment Agreement), subject to his execution of a separation agreement and release, Mr. Mullen will be entitled to continued payment of his base salary for a period of six months following such termination.

Mr. Mullen will be subject to non-competition and non-solicitation restrictions during the term of his employment and for one year thereafter and is also subject to an indefinite non-disparagement provision. Mr. Mullen is also subject to customary confidentiality and invention assignment covenants.

On September 21, 2020, the Company issued a press release announcing the appointment of Mr. Mullen as CAO, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated September 21, 2020
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AdaptHealth Corp.

By:	/s/ Jason Clemens
Jason Clemens
Chief Financial Officer

Dated: September 21, 2020

Exhibit 99.1

FOR IMMMEDIATE RELEASE

ADAPTHEALTH CORP. APPOINTS FRANK J. MULLEN

AS CHIEF ACCOUNTING OFFICER

Plymouth Meeting, PA – September 21, 2020 – AdaptHealth Corp. (NASDAQ: AHCO) (“AdaptHealth” or the “Company”), a leading provider of home medical equipment, supplies and related services in the United States, announced today the appointment of Frank J. Mullen as Chief Accounting Officer, a newly created position. Mr. Mullen will report to Jason Clemens, AdapthHealth’s Chief Financial Officer.

Mr. Mullen will manage AdaptHealth’s accounting functions, including financial reporting, controls and operations. Additionally, he will lead the development, implementation and management of enterprise-wide practices, systems and internal controls.

Mr. Mullen brings over 25 years of public company accounting and finance leadership to AdaptHealth. He joins the Company from Ryder System, a leading global logistics and transportation company, where he served as Vice President and Controller. Prior to joining Ryder System, Mr. Mullen was Chief Accounting Officer of Global Eagle Entertainment and served as Vice President and Controller at Pinnacle Foods Inc. He spent more than 15 years with Aramark where he held positions of increasing responsibility culminating in his role as Vice President and Assistant Controller. Mr. Mullen began his career in the audit and assurance practice of the Philadelphia office of Arthur Andersen LLP.

Mr. Mullen holds a bachelor’s degree in accounting from Villanova University and is a Certified Public Accountant.

“Frank is a seasoned financial executive with a breadth and depth of experience in managing growing customer-centric companies,” said Mr. Clemens. “I look forward to partnering with Frank as we continue to implement AdaptHealth’s organic and acquisition-driven growth initiatives.”

"I am very excited to join AdaptHealth at this important point in its growth,” said Mr. Mullen. “The team’s commitment to operational and patient care excellence has helped set AdaptHealth apart in the healthcare industry and I look forward to supporting our continued growth.”

“Frank brings valuable public company experience and a proven ability to effectively manage accounting organizations of size and scale,” said Luke McGee, CEO. “As AdaptHealth continues to evolve, we recognize the need for transformational talent. We believe that Frank’s appointment highlights our commitment to building efficiencies across every business function.”

About AdaptHealth Corp.

AdaptHealth Corp. is a leading provider of home healthcare equipment, medical supplies to the home and related services in the United States. AdaptHealth provides a full suite of medical products and solutions designed to help patients manage chronic conditions in the home, adapt to life and thrive. Product and services offerings include (i) sleep therapy equipment, supplies and related services (including CPAP and bi PAP services) to individuals suffering from obstructive sleep apnea, (ii) home medical equipment (HME) to patients discharged from acute care and other facilities, (iii) oxygen and related chronic therapy services in the home, and (iv) other HME medical devices and supplies on behalf of chronically ill patients with diabetes care, wound care, urological, ostomy and nutritional supply needs. The company is proud to partner with an extensive and highly diversified network of referral sources, including acute care hospitals, sleep labs, pulmonologists, skilled nursing facilities, and clinics. AdaptHealth services beneficiaries of Medicare, Medicaid and commercial insurance payors. AdaptHealth services over approximately 1.6 million patients annually in all 50 states through its network of 220 locations in 38 states. Learn more at www.adapthealth.com.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s acquisition pipeline and the impact of the recent coronavirus (COVID-19) pandemic and our response to it. These statements are based on various assumptions and on the current expectations of Company management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.

These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which the Company may become a party or governmental investigations to which the Company may become subject that could interrupt or limit the Company’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the Company’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; and the impact of the recent coronavirus (COVID-19) pandemic and the Company’s response to it. A further description of such risks and uncertainties can be found in the Company’s filings with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently knows or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

AdaptHealth Corp.

Brittany Lett

Vice President, Marketing

(909) 915-4983

blett@adapthealth.com

The Equity Group Inc.

Devin Sullivan

Senior Vice President

(212) 836-9608

dsullivan@equityny.com

Kalle Ahl, CFA

Vice President

(212) 836-9614

kahl@equityny.com